SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Lodging Group, Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G21182 103

(CUSIP Number)

Cindy Xiaofan Wang, Chief Financial Officer

Ctrip.com International, Ltd.

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

+86 (21) 3406-4880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.	Haiping Li, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark	46/F, Jing An Kerry Center, Tower II
15 Queen’s Road Central	1539 Nanjing West Road, Shanghai 200040
Hong Kong	People’s Republic of China
+852 3740-4700	+86 (21) 6193-8200

December 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21182 103	13D	Page 1 of 1 Page

1	Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,049,446 ordinary shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,049,446 ordinary shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,049,446 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%(2)
14	Type of Reporting Person (See Instructions) CO

(1)             Includes 18,849,446 ordinary shares, par value US$0.0001 per share, and 3,200,000 ordinary shares represented by American depositary shares, each representing 4 ordinary shares. As explained under Item 4 of this Amendment No. 1, Mr. Qi Ji may be deemed to have shared voting power with respect to such ordinary shares in limited circumstances solely in connection with the Support Agreement.

(2)             Based on 276,397,062 ordinary shares outstanding as of March 31, 2016, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission on April 20, 2016.

Introductory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by Ctrip.com International, Ltd. (“Ctrip” or the “Reporting Person”) with the Securities and Exchange Commission on April 9, 2010 (the “Original Schedule 13D”), relating to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Lodging Group, Limited, a company organized under the laws of the Cayman Islands (the “Company”). Except as expressly set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the Original Schedule 13D filing is expressly incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Schedule A of the Original Schedule 13D is hereby amended and filed herewith.

To the best knowledge of Ctrip, during the last five years, none of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Support Agreement

On December 16, 2016, Ctrip and Mr. Qi Ji entered into a support agreement (the “Support Agreement”). In accordance with the Support Agreement, Ctrip will appear at any shareholder meeting of the Company and vote (or cause to be voted) all of the Shares that Ctrip has the power to vote or to direct the vote of against any resolution put to such meeting in connection with any Acquisition Proposal (as defined in the Support Agreement) in the event Mr. Qi Ji takes the position to vote against such resolution. Moreover, Ctrip will cause the director appointed by it to the board of directors of the Company to vote against any resolution put to any board meetings in connection with any Acquisition Proposal (as defined in the Support Agreement) in the event Mr. Qi Ji takes the position to vote against such resolution.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit D hereto and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description
A*	Subscription Agreement dated as of March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited
B*	Share Purchase Agreement dated as of March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein
C*	Investor and Registration Rights Agreement dated as of March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited
D†	Support Agreement dated December 16, 2016 between Ctrip.com International, Ltd. and Qi Ji

*              Previously filed.

†              Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 30, 2017

Ctrip.com International, Ltd.

By:	/s/ Cindy Xiaofan Wang
Name:	Cindy Xiaofan Wang
Title:	Chief Financial Officer and Executive Vice President

SCHEDULE A

Ctrip Directors and Executive Officers

Name	Position/Title	Business Address	Citizenship
James Jianzhang Liang	Co-founder, Executive Chairman of the Board	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	Hong Kong
Min Fan	Co-founder, Vice Chairman of the Board and President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	China
Jane Jie Sun	Chief Executive Officer and Director	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	Singapore
Maohua Sun	Chief Operating Officer	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	China
Cindy Xiaofan Wang	Chief Financial Officer and Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	China
Xing Xiong	Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	U.S.A.
Neil Nanpeng Shen	Co-founder, Independent Director	Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong	Hong Kong
Qi Ji	Co-founder, Independent Director	No. 2266 Hongqiao Road, Shanghai 200336, People’s Republic of China	Singapore
Gabriel Li	Vice Chairman of the Board and Independent Director	Suite 6211-12, 62/F, The Center, 99 Queen’s Road, Central, Hong Kong	China
JP Gan	Independent Director	Room 3906, Jinmao Tower, 88 Century Boulevard, Shanghai, People’s Republic of China	U.S.A.
Robin Yanhong Li	Director	No. 10 Shangdi 10th Street, Beijing 100085, People’s Republic of China	China
Tony Yip	Director	No. 10 Shangdi 10th Street, Beijing 100085, People’s Republic of China	Australia

EXHIBIT INDEX

Exhibit No.	Description
A*	Subscription Agreement dated as of March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited
B*	Share Purchase Agreement dated as of March 12, 2010 between Ctrip.com International, Ltd. and the selling shareholders named therein
C*	Investor and Registration Rights Agreement dated as of March 12, 2010 between Ctrip.com International, Ltd. and China Lodging Group, Limited
D†	Support Agreement dated December 16, 2016 between Ctrip.com International, Ltd. and Qi Ji

*              Previously filed.

†              Filed herewith.